Consent

We agree to the inclusion in the preliminary offering circular for the Benchmark Real Estate Investment Fund, LLC dated February 28, 2024, of our report, dated February 1, 2024, on our audit of the financial statements of Benchmark Real Estate Fund as of and for the years ended December 31, 2023 and 2022.

Andrews Hooper Pavlik PLC

Grand Rapids, Michigan
March 8, 2024